Exhibit 11
GENOIL INC.
CODE OF BUSINESS CONDUCT
1.	Policies:
(a)	General:
(i)	The activities of Genoil Inc. (the “Corporation”) involve and affect a multitude of parties. The Corporation’s operations require the cooperation and continued goodwill of business partners, shareholders, governments and other agencies. It is essential that the Corporation’s contacts and dealings in carrying out these activities are, and are perceived to be, honest, fair and courteous with due regard to the protection of the other interests involved. These policies outline the Corporation’s expectations as to how employees, consultants, officers and directors are to conduct business;

(ii)	The Corporation is committed to conducting its affairs in accordance with the applicable laws of all jurisdictions in which it does business. All employees, consultants, officers and directors must comply with the laws, rules and regulations of the jurisdictions in which the Corporation operates and must comply with the requirements of applicable securities regulatory authorities and stock exchanges;

(iii)	The Corporation expects its employees, consultants, officers and directors to avoid unethical behaviour in its business dealings, whether actual or perceived, even in situations where no law has been violated;

(iv)	Each employee, consultant, officer and director must undertake to limit, to the extent reasonably practicable, any conflict between his or her personal interest and the interests of the Corporation;

(v)	Each employee, consultant, officer and director must comply with the Corporation’s accounting regulations, policies, procedures and related controls. All accounts must properly describe and accurately reflect the transactions recorded and all assets, liabilities, revenues and expenses must be properly recorded and fully disclosed in the Corporation’s accounting records;

(vi)	Employees and officers responsible for financial and other disclosures must ensure that the Corporation makes full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with or submitted to regulatory bodies and in other public communications;

(vii)	Effectiveness in occupational health, safety and environmental standards is an essential part of achieving efficiency and profitability in the petroleum technology development business. The Corporation strives to achieve continuous improvement in these areas and is guided by the principles of creating a safe working environment, working to minimize the environmental impacts of its activities, and working cooperatively and transparently with local communities with respect to the Corporation’s health, safety and environmental activities. As well, the Corporation is committed to regular review and reporting of environmental and safety performance and prompt and effective response to environmental and safety risks concerns; and

(viii)	Any communications with securityholders and potential investors are to be made by the Chief Executive Officer or their designate. Any securityholder or potential investor question or concern should be directed to the Chief Executive Officer or their designate. Employees should not participate in internet chat rooms regarding the Corporation.
(b)	Conflict of Interest:
          No employee, consultant, officer or director shall engage in any activity which could give rise to, or could be perceived to give rise to, a conflict between the interests of the employee, consultant, officer or director and the interests of the Corporation unless previously approved by the Corporation’s board of directors (the “Board of Directors”). All employees, officers, consultants and directors must adhere to any policies adopted in this regard.
          If any employee, consultant or officer believes that he/she may have a personal interest which could be construed or perceived by others to be in conflict with their position as an employee, consultant or officer, he/she shall disclose such interest to the Chief Executive Officer for direction. If a director believes that he/she may have a personal interest which could be construed or perceived by others to be in conflict with their position as a director, he/she shall disclose such interest to the Board of Directors for direction.
(c)	Corporate Opportunities:
          All employees, consultants, officers and directors are prohibited from taking opportunities discovered through the use of the Corporation’s property, information or position, using the Corporation’s property, information or position for personal gain, and competing with the Corporation.
(d)	Use and Disclosure of Confidential Information:
          No employee, consultant, officer or director shall disclose Confidential Information obtained in the conduct of the Corporation’s business to anyone other than authorized employees of the Corporation or regulatory authorities entitled to such information. “Confidential Information” includes all non-public information that might be of use to competitors, or harmful to the Corporation or its customers, if disclosed.

          Further, no Confidential Information concerning the Corporation’s plans or operations which has not been released to the general public shall be used by an employee, consultant, officer or director for his or her own benefit or disclosed to others.
          It is a serious breach of the Corporation’s policy, and securities laws generally, for anyone to trade in the common shares or other securities of the Corporation when in possession of information obtained by the employee (“Inside Information”), which has not been publicly disclosed and, if generally known, might reasonably be expected to materially affect the value of such shares or other securities. This prohibition on the trading in the Corporation’s securities when in possession of Inside Information also includes any granting, pricing or exercise of stock options prior to such information being generally disclosed.
          Since Inside Information may also have a material effect on the market price of securities of companies with which the Corporation is dealing, anyone possessing such information must not trade in the securities of those companies until the information has been effectively disclosed to the public, and the public has had sufficient time to evaluate it.
(e)	Political Contributions:
          No funds or assets of the Corporation shall be contributed to any political party or organization or to any individual who holds, or is a candidate for, public office. This policy is not intended to discourage or to prevent any employee from engaging in political activities in an individual capacity on personal time and at personal expense.
(f)	Gifts and Other Payments:
          No person may give to outside companies or individuals, or accept from them, any material gift or extravagant entertainment or any similar benefit. A material gift is one of such value that it would appear to an objective observer to constitute a personal enrichment for the recipient or that it could be a factor in influencing that person’s behaviour.
(g)	Software:
          Purchased software packages usually have copyright or other rights protection. No employee should copy or use copied software which would constitute an infringement of the vendor’s rights. It is also unacceptable to introduce unauthorized software into the Corporation’s systems. The Corporation will purchase all software for employees’ usage in performing tasks required by the Corporation. Should there be any doubt as to possible software copyright infringement, the employee shall contact the Chief Executive Officer for direction.
(h)	Proprietary Data Including Inventions:
(i)	The employment relationship between the Corporation and each employee, and the continuing viability of the Corporation, require a conscientious effort by every employee to improve productivity, modify processes and procedures, and to develop new systems, devices, methods, trademarks, concepts, etc. Having provided the employee with that objective, together with the appropriate financing, staff, consulting advice, material, Confidential Information, etc., the Corporation is the beneficial owner of the results of all such efforts arising from and relating to the Corporation’s business. Accordingly, Proprietary Information which an employee obtains, prepares or develops, either alone or in conjunction with others, while in the employment of the Corporation and relating to the Corporation’s business or operations, is the exclusive property of the Corporation;

(ii)	“Proprietary Information” includes reports, analyses, intellectual property (including patentable ideas, trademarks, copyright material, and industrial designs), charts, drawings, computer software (including enhancements of existing software), electronic mail and other documents and Confidential Information prepared by the Corporation’s personnel or for the Corporation relating to the Corporation’s business. Proprietary Information does not include any information in the public domain or information in the possession of the employee prior to his/her employment with the Corporation; and

(iii)	Additionally in the event of termination for any reason, the terminated individual may be required to immediately deliver all of the above information to the Corporation.
(i)	Trading in Securities by Employees, Consultants, Officers and Directors:
(i)	The purpose of this policy is to be compliant with securities laws governing trading in securities of the Corporation, while in possession of material non-public information regarding the Corporation and tipping or disclosing material non-public information to outsiders and avoidance of embarrassment by preventing the appearance of improper trading or tipping;

(ii)	This policy covers all employees, consultants, officers and directors of the Corporation. Employees, consultants, officers and directors are responsible for ensuring compliance by other members of their family. This policy applies not only to the securities of the Corporation which an employee, consultant, officer or director owns, but also to those over which control or direction is exercised by such employee, consultant, officer or director;

(iii)	This policy applies to any transactions in any securities of the Corporation including pricing and granting of stock options;

(iv)	Insiders are defined as officers and directors of the Corporation for purposes of this policy. Insiders should contact the Chief Executive Officer when considering a transaction in securities of the Corporation to be satisfied that there is no material non-public information which has not been widely disseminated. The responsibility for compliance with insider reporting obligations to the securities administrators rests with the insiders;

(v)	Information will be considered non-public until the close of trading on the first full trading day following public release of such information;

(vi)	No insider, employee or consultant may trade in securities of the Corporation while in possession of material non-public information;

(vii)	No insider, employee or consultant may trade in securities of the Corporation outside of trading windows described below or during any designated special trading blackout period;

(viii)	No insider, employee or consultant may disclose material non-public information concerning the Corporation to any outside person (including family members) unless necessary in the course of business. In any instance where such information is disclosed to an outsider, the outsider should be advised that they must not disclose the information to anyone else and they may not trade in securities of the Corporation until the information has generally been disclosed;

(ix)	Insiders may trade in securities of the Corporation only during the period beginning after the close of business on the day that is one day following public release of quarterly or year end financial results. No insider may trade in securities of the Corporation during the 10 calendar days prior to a regularly scheduled Board or Audit Committee meeting to approve financial statements or results;

(x)	Employees and consultants should not trade in securities of the Corporation on the day that a press release is issued by the Corporation; and

(xi)	The foregoing trading restrictions are in addition to the prohibition against trading while in possession of inside information set forth above in “Use and Disclosure of Confidential Information”.
2.	Compliance:

The Corporation is responsible for the distribution and acknowledgement of a copy of these policies to every existing employee in their respective department and to establish such further procedures as deemed appropriate to monitor compliance.

Each new employee shall acknowledge in writing, substantially in the form of the Acknowledgement attached hereto, receiving a copy of and reading this “Code of Business Conduct”, and shall comply with its provisions as a term of his or her employment.

A violation of this statement of policies will result in disciplinary action and could result in dismissal for cause.

If a question arises with regard to the interpretation or application of this statement of policies, any employee should consult the employee’s supervisor, department head, or senior management.

The Corporation requires that you promptly report any observed breaches of these policies to any member of the management team or directly to the Chief Executive Officer. In addition, any employee who has a complaint regarding questionable accounting practices may make a submission to the Audit Committee of the Company. Confidentiality and anonymity will be provided for any employees making a complaint in this manner.

The Board of Directors must approve any waiver of any of the provisions of these policies for a director or an officer. Material departures from these policies by a director or an officer will have to be disclosed to shareholders through a material change report filed on SEDAR.

FORM OF ACKNOWLEDGEMENT
Genoil Inc.
510, 703 – 6th Ave SW
Calgary, AB T2P 0T9
I acknowledge that I have received a copy of and have read and understand Genoil Inc.’s Code of Business Conduct (the “Policy”).
I agree to comply with the provisions of this Policy as a term and condition of my employment/appointment with the Corporation.

Name (Please Print)

Signature	Witness

Date